UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Santarus, Inc.

File No. 000-50651 - CF#31422

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Salix Pharmaceuticals, Ltd. (successor to Santarus, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits to a Form 10-Q filed on November 9, 2010, as amended and a Form 10-Q filed on May 5, 2011.

Based on representations by Salix Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3 to Form 10-Q filed November 9, 2010 through November 3, 2017
Exhibit 10.2 to Form 10-Q filed May 5, 2011 through November 3, 2017

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary